Alcon Publishes Agenda for 2023 Annual General Meeting

•Alcon welcomes its shareholders to its first in-person AGM
•In addition to the regular agenda items, Alcon Board of Directors proposes to amend the Articles of Incorporation to conform to recent Swiss corporate law reform
•Proposed dividend of CHF 0.21 cash per share

GENEVA, March 29, 2023 – – Alcon (SIX/NYSE: ALC), the global leader in eye care, will hold its Annual General Meeting (AGM) on May 5, 2023.

Alcon is pleased to welcome shareholders to its first in-person AGM since becoming an independent, standalone company in April 2019. The company looks forward to hearing directly from its shareholders at this open format meeting.

The agenda for this 2023 AGM consists of the regular items as required by law, as well as the proposal to amend Alcon’s Articles of Incorporation, in line with the entry into force of the Swiss corporate law reform and governance best practices. Alcon Board of Directors proposes in particular the introduction of a capital range and a conditional share capital to support Alcon’s capital structure management in today’s fast paced capital market environment. No approval is sought for future virtual AGMs.

The invitation to the AGM, including explanatory information on individual agenda items, will be published in the Swiss Gazette of Commerce on March 30, 2023, and will be available, together with the Say-on-Pay brochure, the brochure regarding the Amendments to the Articles of Incorporation and additional related material, online at https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2023/2023-Annual-General-Meeting/default.aspx.

Agenda for Alcon’s 2023 AGM

1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2022

2.Discharge of the members of the Board of Directors and the members of the Executive Committee

3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2022
▪If approved by the shareholders, a dividend of CHF 0.21 in cash per share will be payable with the first trading day ex-dividend expected to be May 10, 2023, the record date expected to be May 11, 2023, and the payout date in Switzerland expected to be on or around May 12, 2023. The Swiss withholding tax of 35% will be deducted from the gross dividend amount.

4. Votes on the compensation of the Board of Directors and of the Executive Committee
4.1 Consultative vote on the 2022 Compensation Report
4.2 Binding vote on the maximum aggregate amount of compensation of the Board of
Directors for the next term of office, i.e., from the 2023 Annual General Meeting to the
2024 Annual General Meeting
4.3 Binding vote on the maximum aggregate amount of compensation of the Executive
Committee for the following financial year, i.e., 2024

5. Re-election of the current Chair and the current Members of the Board of Directors

6. Re-election of the current members of the Compensation Committee

7. Re-election of the independent representative

8. Re-election of the statutory auditors

9. Amendments to the Articles of Incorporation
9.1 Deletion of the current Article 4a and introduction of a capital range (new Article 4a)
9.2 Introduction of a conditional share capital (new Article 4b)
9.3 Share capital (Article 4 and new Article 4c)
9.4 Shareholders matters (Article 9, Article 10 paragraph 2, Article 11 paragraph 1, Article 12,
Article 17, Article 18 and Article 38)
9.5 Board of Directors and related topics (Article 22 and Article 24 paragraph 1)
9.6 Compensation and related topics (Article 29 paragraph 4, Article 30, Article 33 and Article 34 paragraph 3 and paragraph 4)

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. An example of a forward-looking statement includes, among others, statements Alcon makes regarding the payment of a dividend.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date they are made, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on

Investor Relations Daniel Cravens Allen Trang + 41 589 112 110 (Geneva) + 1 817 615 2789 (Fort Worth) investor.relations@alcon.com	Media Relations Steven Smith + 41 589 112 111 (Geneva) + 1 817 551 8057 (Fort Worth) globalmedia.relations@alcon.com